                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                -----------------

                                  SCHEDULE 13D

                                 (Rule 13d-101)

                           INFORMATION TO BE INCLUDED
                          IN STATEMENTS FILED PURSUANT
                         TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)

                              (Amendment No. 7)(1)

                            IMPAX LABORATORIES, INC.
                  (formerly GLOBAL PHARMACEUTICAL CORPORATION)
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    45256B101
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             Richard D. Waters, Jr.
                          c/o J.P. Morgan Partners, LLC
                     1221 Avenue of the Americas, 40th Floor
                               New York, NY 10020
                                 (212) 899-3400
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                   May 7, 2003
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13D to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 9 Pages)




---------------

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------                              -----------------------
   CUSIP No.  45256B101         13D                        Page 2 of 9 Pages
--------------------------                              -----------------------

-------- -------------------------------------------------------------------

   1     NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         FLEMING US DISCOVERY FUND III, L.P.
-------- -----------------------------------------------------------------------

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) |X|
                                                                        (b) | |

-------- -----------------------------------------------------------------------

   3     SEC USE ONLY


-------- -----------------------------------------------------------------------

   4     SOURCE OF FUNDS*

         WC
-------- -----------------------------------------------------------------------

   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)                                               | |

-------- -----------------------------------------------------------------------

   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
-------- -----------------------------------------------------------------------
                           7   SOLE VOTING POWER
   NUMBER OF
                               5,219,603
    SHARES             ------- -------------------------------------------------
                           8   SHARED VOTING POWER*
  BENEFICIALLY
                               0
    OWNED BY           ------- -------------------------------------------------
                           9   SOLE DISPOSITIVE POWER
     EACH
                               5,219,603
  REPORTING            ------- -------------------------------------------------
                          10   SHARED DISPOSITIVE POWER
 PERSON WITH
                               0
-------- -----------------------------------------------------------------------

   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         SEE ITEM 5 OF ATTACHED SCHEDULE
-------- -----------------------------------------------------------------------

   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                | |

-------- -----------------------------------------------------------------------

   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         SEE ITEM 5 OF ATTACHED SCHEDULE
-------- -----------------------------------------------------------------------

   14    TYPE OF REPORTING PERSON*

         PN
-------- -----------------------------------------------------------------------

                 *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------                              -----------------------
   CUSIP No.  45256B101         13D                        Page 3 of 9 Pages
--------------------------                              -----------------------

-------- -------------------------------------------------------------------

   1     NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         FLEMING US DISCOVERY OFFSHORE FUND III, L.P.
-------- -----------------------------------------------------------------------

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) |X|
                                                                        (b) | |

-------- -----------------------------------------------------------------------

   3     SEC USE ONLY


-------- -----------------------------------------------------------------------

   4     SOURCE OF FUNDS*

         WC
-------- -----------------------------------------------------------------------

   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)                                               | |

-------- -----------------------------------------------------------------------

   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         BERMUDA
-------- -----------------------------------------------------------------------
                           7   SOLE VOTING POWER
   NUMBER OF
                               836,841
    SHARES             ------- -------------------------------------------------
                           8   SHARED VOTING POWER*
 BENEFICIALLY
                               0
   OWNED BY            ------- -------------------------------------------------
                           9   SOLE DISPOSITIVE POWER
    EACH
                               836,841
  REPORTING            ------- -------------------------------------------------
                          10   SHARED DISPOSITIVE POWER
 PERSON WITH
                               0
-------- -----------------------------------------------------------------------

   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         SEE ITEM 5 OF ATTACHED SCHEDULE
-------- -----------------------------------------------------------------------

   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                | |

-------- -----------------------------------------------------------------------

   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         SEE ITEM 5 OF ATTACHED SCHEDULE
-------- -----------------------------------------------------------------------

   14    TYPE OF REPORTING PERSON*

         PN
-------- -----------------------------------------------------------------------

                 *SEE INSTRUCTIONS BEFORE FILLING OUT!

Preliminary Note: This Amendment No. 7 to the Statement on Schedule 13D originally filed on March 12, 1999, as amended by Amendment No. 1 thereto filed on July 15, 1999, Amendment No. 2 thereto filed on December 27, 1999, Amendment No. 3 filed on May 12, 2000, Amendment No. 4 thereto filed on December 20, 2000, Amendment No. 5 filed on February 14, 2001, Amendment No. 6 filed on July 20, 2001 (as so amended, the "Statement") with respect to the common stock, $.01 par value per share (the "Common Stock"), of Impax Laboratories, Inc., a Delaware corporation (the "Issuer"), amends and restates Items 1, 2, 4 and 5 and Appendices 1 and 2, and supplements Items 3, 6 and 7. The information contained in Item 2, the corresponding Appendices thereto and Item 5 is being amended to reflect the transfer by Robert Fleming Inc., a subsidiary of J.P. Morgan Chase & Co., of its interest in the Reporting Persons to JPMP Capital Corp. and a change in management relating thereto. The information containing in Items 3, 5 and 6 is being supplemented to reflect the purchase of additional shares of Common Stock, warrants and a call option.


Item 1. Security and Issuer

The address of the Issuer's principal executive offices is 30831 Huntwood Avenue, Hayward, California 94544. Information in the original Schedule 13D remains in effect except to the extent that it is superseded by subsequently filed information, including the information contained in this Amendment No. 7. Responses to each item below are incorporated by reference into each other item, as applicable.


Item 2. Identity and Background

This Statement is being filed pursuant to a Joint Filing Agreement (attached as Exhibit 1 and incorporated herein by reference) by (i) Fleming US Discovery Fund III, L.P. ("US Fund"), a Delaware limited partnership whose principal office is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020 and (ii) Fleming US Discovery Offshore Fund III, L.P. ("Offshore Fund"), a Bermuda limited partnership whose principal office is c/o Bank of Bermuda, Ltd. 6 Front Street, Hamilton HM 11 Bermuda.

US Fund's principal business is to invest in securities with a view to long-term capital appreciation. The general partner of US Fund is Fleming US Discovery Partners, L.P. ("Fleming Partners"), a Delaware limited partnership, whose principal business office is located at the same address as US Fund. Fleming Partners' principal business is to act as the general partner of US Fund and Offshore Fund. The general partner of Fleming Partners is Fleming US Discovery, LLC ("Discovery"), a Delaware limited liability company whose principal office is located at the same address as US Fund. Discovery's principal business is to act as the sole general partner of Fleming Partners. A Board of Managers consisting of five members manages Discovery. Set forth on Appendix 1 attached hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each member of the Board of Managers and Committees of Discovery.

Effective September 30, 2001, JPMP Capital Corp. ("JPMP Capital"), a New York corporation purchased Robert Fleming Inc.'s interests as the controlling member of Discovery and the sole limited partner of Fleming Partners pursuant to that certain assignment and assumption agreement. As a result thereof, JPMP Capital has the right to appoint three of the five members of the Board of Managers of Discovery. JPMP Capital's principal place office is located at the same address as US Fund. JPMP Capital is engaged in the venture capital and leveraged buyout business. Set forth on Appendix 2 attached hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JPMP Capital.

JPMP Capital is a wholly-owned subsidiary of J.P. Morgan Chase & Co. ("JP Morgan Chase"), a Delaware corporation which is engaged (primarily through subsidiaries) in the commercial banking business with its principal office located at 270 Park Avenue, New York, New York 10017. Set forth on Appendix 3 attached hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive office and director of JP Morgan Chase.

The Offshore Fund's principal business is to invest in securities with a view to long-term capital appreciation. The Offshore Fund has two general partners, Fleming Partners and Fleming (Bermuda) Discovery III Limited ("Fleming Bermuda"), a company organized in Bermuda. Fleming Bermuda's principal business office address is located at the same address as the Offshore Fund. Fleming Bermuda's principal business is to serve as a general partner of the Offshore Fund.

During the last five years prior to the date of this filing, none of the Reporting Persons or persons identified in Appendix 1 or Appendix 2 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction ending in a judgment, decree or final order enjoining future violations or prohibiting or mandating the activities subject to, federal or state securities laws or finding a violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The US Fund entered into the Common Stock and Warrant Purchase Agreement ("Purchase Agreement"), dated as of May 6, 2003, between the Issuer and the purchasers listed on Schedule 1 thereto, which include, among other purchasers, the US Fund and the Offshore Fund (see Exhibit 2 hereto, which is incorporated herein by reference), to purchase 205,053 shares of the Issuer's Common Stock and (b) a warrant ("US Fund Warrant 2003") to purchase 41,011 shares of Common Stock ("US Fund Warrant Shares 2003") (subject to adjustment), at an initial exercise price equal to $7.421 per share (subject to adjustment) for a total purchase price of $1,119,999.83. The US Fund purchased such shares of Common Stock and the US Fund Warrant 2003 at the closing on May 7, 2003, with its working capital. No part of the purchase price was or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Common Stock. The US Fund Warrant 2003 and the US Fund Warrants held by the US Fund prior to May 7, 2003 that the US Fund currently holds shall be collectively referred to herein as the "US Fund Warrants." The US Fund Warrant Shares 2003 and the US Fund Warrants Shares held by the US Fund prior to May 7, 2003 that the US Fund currently holds shall be collectively referred to herein as the "US Fund Warrant Shares."

The Offshore Fund also entered into the Purchase Agreement, to purchase 32,955 shares of the Issuer's Common Stock and (b) a warrant ("Offshore Fund Warrant 2003") to purchase 6,591 shares of Common Stock ("Offshore Fund Warrant Shares 2003") (subject to adjustment), at an initial exercise price equal to $7.421 per share (subject to adjustment) for a total purchase price of $179,999.58. The Offshore Fund purchased such shares of Common Stock and the Offshore Fund Warrant 2003 at the closing on May 7, 2003, with its working capital. No part of the purchase price was or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Common Stock. The Offshore Fund Warrant 2003 and the Offshore Fund Warrants held by the Offshore Fund prior to May 7, 2003 that the Offshore Fund currently holds shall be collectively referred to herein as the "Offshore Fund Warrants." The Offshore Fund Warrant Shares 2003 and the Offshore Fund Warrant Shares held by the Offshore Fund prior to May 7, 2003 that the Offshore Fund currently holds shall be collectively referred to herein as the "Offshore Fund Warrant Shares."

Item 4. Purposes of Transactions

        No changes.


Item 5. Interest in Securities of the Issuer

As of the date hereof, the US Fund holds (x) 3,347,190 shares of Common Stock (the "US Fund Common Stock"); (y) 64,637 shares of Series 2 Convertible Preferred Stock (the "US Fund Series 2 Preferred Stock"), which are currently convertible into 1,292,740 shares of Common Stock, subject to certain anti-dilution provisions (the "US Fund Series 2 Conversion Shares"); and (z) 579,673 US Fund Warrant Shares.

As of the date hereof, the Offshore Fund holds (x) 536,652 shares of Common Stock (the "Offshore Fund Common Stock"); (y) 10,363 shares of Series 2 Convertible Preferred Stock (the "Offshore Fund Series 2 Preferred Stock"), which are currently convertible into 207,260 shares of Common Stock, subject to certain anti-dilution provisions (the "Offshore Fund Series 2 Conversion Shares"); and (z) 92,929 Offshore Fund Warrant Shares.

As of the date hereof, Robert Fleming Nominees Limited, a corporation that holds, as nominee, securities of funds advised by Robert Fleming Inc., holds 833,300 shares of Common Stock ("RF Nominees Common Stock"), which are owned by JPMorgan Fleming Discovery Investment Trust (formerly known as Fleming US Discovery Investment Trust) and JPMorgan Fleming US MicroCap Fund (formerly known as Fleming US Discovery Fund). In previous filings, RFI's beneficial ownership of the RF Nominees Common Stock, when aggregated with the shares of Common Stock RFI could be deemed to beneficially own related to its interest in the Reporting Persons, constituted interests that were reportable on Schedule 13D. Subsequent to the transfer of RFI's interest in the Reporting Persons to JPMP Capital Corp. (as described in the preliminary note and Item 2 hereto), RFI's only beneficial ownership interest in the Common Stock of the Issuer is the RF Nominees Common Stock, which constitutes a less than 2% beneficial ownership interest, and thus is no longer reportable for purposes of this Statement.

Because of their relationship as affiliated entities, for purposes of Rule 13d-3 promulgated under the Securities Exchange Act of 1934 (the "Exchange Act"), the US Fund and the Offshore Fund may be deemed to beneficially own the US Fund Common Stock, US Fund Series 2 Conversion Shares, the US Fund Warrant Shares, the Offshore Fund Common Stock, the Offshore Fund Series 2 Conversion Shares and the Offshore Fund Warrant Shares. As the general partner of the US Fund and the Offshore Fund, Fleming Partners may be deemed to beneficially own the US Fund Common Stock, US Fund Series 2 Conversion Shares, the US Fund Warrant Shares, the Offshore Fund Common Stock, the Offshore Fund Series 2 Conversion Shares and the Offshore Fund Warrant Shares. As the general partner of Fleming Partners, Discovery may be deemed to beneficially own the US Fund Common Stock, US Fund Series 2 Conversion Shares, the US Fund Warrant Shares, the Offshore Fund Common Stock, the Offshore Fund Series 2 Conversion Shares and the Offshore Fund Warrant Shares. As the general partner of Fleming Partners, Discovery may be deemed to beneficially own the US Fund Common Stock, US Fund Series 2 Conversion Shares, the US Fund Warrant Shares, the Offshore Fund Common Stock, the Offshore Fund Series 2 Conversion Shares and the Offshore Fund Warrant Shares. As a controlling member of Discovery and the sole limited partner of Fleming Partners, JPMP Capital may be deemed to beneficially own the US Fund Common Stock, US Fund Series 2 Conversion Shares, the US Fund Warrant Shares, the Offshore Fund Common Stock, the Offshore Fund Series 2 Conversion Shares and the Offshore Fund Warrant Shares. JPMP Capital is a wholly-owned subsidiary of JP Morgan Chase. Thus, as the parent of JPMP Capital, for purposes of Rule 13d-3 promulgated under the Exchange Act, JP Morgan Chase may be deemed to beneficially own the US Fund Common Stock, US Fund Series 2 Conversion Shares, the US Fund Warrant Shares, the Offshore Fund Common Stock, the Offshore Fund Series 2 Conversion Shares and the Offshore Fund Warrant Shares. Each of Fleming Partners, Discovery, JPMP Capital and JP Morgan Chase disclaims any beneficial ownership of the shares of the Issuer reported as beneficially owned by the Reporting Persons, except to the extent of its pecuniary interest therein. Each of JPMP Capital and JP Morgan Chase is named herein solely for informational purposes.

As of the date hereof, for purposes of Rule 13d-3 promulgated under the Exchange Act, each of US Fund, Offshore Fund, Fleming Partners, Discovery, JPMP Capital and JP Morgan Chase may be deemed to have beneficially owned 11.1% of the outstanding Common Stock, on an aggregated basis, which percentage is calculated based upon (i) 52,461,415 (47,884,334 shares of Common Stock reported outstanding as of April 22, 2003 by the Issuer on its Annual Report on Form 10-Q filed with the SEC on April 30, 2003, a total of 4,394,081 shares of Common Stock issued to all of the purchasers pursuant to the Purchase Agreement and a total of 183,000 shares of Common Stock issued to the purchasers that exercised the Call Option pursuant to the Purchase Agreement), (ii) the US Fund Common Stock and the Offshore Fund Common Stock (3,883,842), (iii) the number of shares of Common Stock (1,500,000) issuable upon conversion of the US Fund Series 2 Preferred Stock and the Offshore Fund Series 2 Preferred Stock, and (iv) the number of US Fund Warrant Shares and Offshore Fund Warrant Shares (672,602).

The percentage is calculated by dividing 6,056,444 (which is the sum of 3,883,842; 1,500,000 and 672,602) by 54,634,017 (which is the sum of 47,884,334;
4,394081; 183,000; 1,500,000 and 672,602).

(b) The information required by this paragraph is reflected on Lines 7-10 of each Reporting Person's cover page, incorporated herein by reference.

(c) Other than as described in this Statement, none of the Reporting Persons has effected any transactions in the Common Stock during the last 60 days.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by any of the Reporting Persons.

(e) Not Applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is supplemented by the following:

The US Fund acquired the additional shares of Common Stock and the US Fund Warrant 2003 described in Items 3 and 5 above pursuant to the Purchase Agreement, dated as of March 6, 2003 (see Exhibit 2 hereto, which is incorporated herein by reference) and the Common Stock Purchase Warrant, dated May 7, 2003 (see the form of Common Stock Purchase Warrant in Exhibit 3 hereto, which is incorporated herein by reference).

The Offshore Fund acquired the additional shares of Common Stock and the Offshore Fund Warrant 2003 described in Items 3 and 5 above pursuant to the Purchase Agreement, dated as of March 6, 2003 (see Exhibit 2 hereto, which is incorporated herein by reference) and the Common Stock Purchase Warrant, dated May 7, 2003 (see the form of Common Stock Purchase Warrant in Exhibit 3 hereto, which is incorporated herein by reference).

The Common Stock Purchase Warrants expire May 7, 2008, are exercisable commencing May 7, 2003, have an initial exercise price equal to $7.421 per share and contain certain antidilution provisions.

Under the Purchase Agreement, the Issuer has granted to each purchaser an option (the "Call Option") to purchase from the Issuer on or prior to May 16, 2003 (i) the "Basic Call Amount," which is all or a portion of such purchaser's pro rata share of an aggregate of 183,00 shares of Common Stock (the "Call Option Shares") and (ii) any additional Call Option Shares as such purchaser indicates it will purchase or acquire should any of the other purchasers elect to purchase less than its full Basic Call Amount (the "Additional Call Amount"), at a price per share equal to $5.462. The Basic Call Amount for the US Fund and the Offshore Fund was about 8,540 and 1,372 shares of Common Stock, respectively. Neither the US Fund nor the Offshore Fund exercised their respective Call Options on or prior to May 16, 2003; thus, such Call Options expired. The other purchasers under the Purchase Agreement exercised their respective Call Options in an aggregate amount of 183,000 shares of Common Stock.

Pursuant to the Registration Rights Agreement, dated as of March 7, 2003 (the "Registration Rights Agreement") (see Exhibit 4 hereto, which is incorporated herein by reference), the Issuer has agreed to file a shelf registration statement with the Securities and Exchange Commission (the "Commission") on or before June 9, 2003, containing a plan of distribution relating to (i) the offer and sale of the registrable securities by the holders thereof from time to time in accordance with the methods of distribution elected by such holders and (ii) to the extent permitted by the Commission, the issuance of the shares underlying the warrants issued by the Issuer pursuant to the Purchase Agreement (the "Warrants") upon exercise of the Warrants by persons that received the Warrants upon transfer thereof. The Issuer has granted to the Funds and their permitted transferees certain registration rights with respect to the shares of Common Stock and Warrants held by such stockholders. In the event that a registration statement is not filed on or prior to applicable filing dates or required effectiveness dates pursuant to the Registration Rights Agreement, the Issuer is obligated to pay to each investor under the Registration Rights Agreement, including the Funds, as liquidated damages, an amount in cash equal to 1% of the aggregate purchase price paid under the Purchase Agreement by such purchaser for the first month and 1.5% for each month thereafter, in accordance with the terms of the Registration Rights Agreement. Under certain circumstances, including the failure of the Issuer to meet certain filing obligations, the Funds may require the Issuer to repurchase certain securities acquired by the Funds under the Purchase Agreement, in accordance with the terms set forth in the Registration Rights Agreement.

At the Annual Meeting of Stockholders held on May 15, 2003 (the "Annual Meeting"), each of Robert L. Burr and David J. Edwards were re-elected to the board of directors of the Issuer. Mr. Burr has a consulting agreement with J.P. Morgan Chase & Co. under which he is the lead partner of Fleming US Discovery Partners, L.P., a private equity sponsor affiliated with J.P. Morgan Chase & Co. Mr. Burr was employed by J.P. Morgan Chase & Co. from 1995 to 2001. Mr. Edwards previously was a partner of Fleming US Discovery Partners, L.P., a private equity sponsor affiliated with J.P. Morgan Chase & Co. In 2000, J.P. Morgan Chase & Co. acquired Fleming Asset Management, which had employed Mr. Edwards since 1994.

Item 7. Materials to Be Filed as Exhibits

         The following additional material is filed as an Exhibit to this Amendment No. 7:

         Exhibit 1 -       Joint Filing Agreement.

         Exhibit 2 -       Common Stock and Warrant Purchase Agreement, dated as
                           of March 6, 2003, between the Issuer and the purchasers listed on Schedule 1 thereto, which include, among other purchasers, Fleming US Discovery
                           Fund III, L.P. and Fleming US Discovery Offshore Fund
                           III, L.P. (incorporated by reference to Exhibit 4.1 to Form 8-K filed by the Issuer on May 8, 2003, under SEC File No. 000-27354).

         Exhibit 3 -       Form of Common Stock Purchase Warrant dated May 7,
                           2003 (incorporated by reference to Exhibit 4.3 to Form 8-K filed by the Issuer on May 8, 2003, under
                           SEC File No. 000-27354).

         Exhibit 4 -       Registration Rights Agreement, dated as of May 7,
                           2003, among Impax Laboratories, Inc. and certain investors named therein, which include, among other purchasers, Fleming US Discovery Fund III, L.P. and
                           Fleming US Discovery Offshore Fund III, L.P.
                           (incorporated by reference to Exhibit 4.2 to Form 8-K filed by the Issuer on May 8, 2003, under SEC File
                           No. 000-27354).


         Appendix 1-       Information About Fleming US Discovery, LLC Required
                           by Item 2

         Appendix 2-       Information About JPMP Capital Corp. Required by
                           Item 2

         Appendix 3-       Information About JP Morgan Chase & Co. Required by
                           Item 2

                                    SIGNATURE

         After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:  June 25, 2003

                  FLEMING US DISCOVERY FUND III, L.P.

                  By: Fleming US Discovery Partners, L.P., its general partner
                  By: Fleming US Discovery, LLC, its general partner

                  By: /s/ Richard D. Waters, Jr.
                      -----------------------------------------
                      Richard D. Waters, Jr., Manager

                  FLEMING US DISCOVERY OFFSHORE FUND III, L.P.

                  By: Fleming US Discovery Partners, L.P, its general partner
                  By: Fleming US Discovery, LLC, its general partner

                  By: /s/ Richard D. Waters, Jr.
                      -----------------------------------------
                      Richard D. Waters, Jr., Manager